1 Patria’s First Quarter 2024 Earnings Presentation MAY 2, 2024

2 Disclaimer This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward- looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 1Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

3 Patria Reports First Quarter 2024 Results MAY 2, 2024 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the first quarter ended March 31, 2024. Conference Call Patria will host its first quarter 2024 investor conference call via public webcast on May 2, 2024, at 9:00 a.m. ET. To register, please use the following link: https://edge.media-server.com/mmc/p/gbaedm2i/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $32.0 billion, and a global presence with offices in 13 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com Dividend Patria has declared a quarterly dividend of $0.175 per share to record holders of common stock at the close of business on May 20, 2024. This dividend will be paid on June 10, 2024. Shareholder Relations Contacts | PatriaShareholderRelations@patria.com Andre Medina - T: +1 917 769 1611 E: andre.medina@patria.com

4 Patria’s First Quarter 2024 IFRS Results ▪ IFRS Net Income attributable to Patria was $15.4 million for 1Q24 Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document. 1. Based on audited financial statements which may vary from previous presentations. 2. Adjusted by the reclassification of “Rebates” from “General and Administrative expenses” to “Revenue from management fees” (US$ in millions) 1Q23 1,2 1Q24 Revenue from management fees 57.7 63.9 Revenue from incentive fees 0.1 0.0 Revenue from performance fees (1) 15.5 - Revenue from advisory and other ancillary fees 0.5 1.3 Taxes on revenue (2) (1.1) (1.3) Revenue from services 72.6 63.9 Personnel expenses (3) (18.4) (18.4) Deferred Consideration (4) (6.1) (2.4) Amortization of intangible assets (4.9) (6.1) Carried interest allocation (5.4) - General and Administrative expenses (7.8) (9.2) Other income/(expenses) (5) (8.4) (7.0) Share of equity-accounted earnings (6) (0.6) (0.2) Net financial income/(expense) (7) (0.3) (0.6) Income before income tax 20.7 20.1 Income tax (8) (3.1) (4.2) Net income for the period 17.6 15.8 Attributable to: Owners of the Parent 17.2 15.4 Non-controlling interests (9) 0.3 0.4

5 1Q24 Message from Patria’s CEO – Alex Saigh “The first quarter of 2024 marked a great start for the year, and I’m very pleased with the performance we delivered. We generated over $35 million of Fee Related Earnings, representing a 13% increase from 1Q23, with only 20% of this growth coming from acquisitions. We delivered more than $31 million of Distributable Earnings, or 21 cents per share, and announced a quarterly dividend of 17.5 cents per share. We raised $1.1 billion year to date through April, or over $5.1 billion in the last twelve months, and we are confident we are on track towards meeting our $5 billion fundraising target for the year. At the portfolio level, we generated solid investment performance which helped offset the impact from realizations and FX movements. Generating strong investment returns for our fund investors remains our primary objective and this strong performance continues to support our healthy Net Accrued Performance Fees balance of $514 million, or $3.41 per share, as of March 31st.. Total AUM and Fee Earning AUM have grown more than 17% and 20% from one year ago respectively, with only one third of this growth coming from acquisitions. This past Monday, April 29th, we were thrilled to announce the closing of our acquisition of abrdn's private equity solutions business. As previously announced, the acquired platform, when combined with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions, or GPMS, with aggregate Fee Earning AUM of over $10 billion. We believe the breadth and scale of this new vertical positions Patria as the premier gateway to global private markets for underserved investors in Latin America. Also on the M&A front, we are making good progress towards closing the pending acquisition of Credit Suisse’s real estate business in Brazil with up to $2.4 billion in Fee Earning AUM as of 1Q24. We now have all the required regulatory approvals in place and expect to hold the necessary fund shareholder votes to approve the transfer of the management contracts. Pro-forma for these two acquisitions, our 1Q24 Fee Earning AUM reached over $34 billion, representing over 4x growth in the three years since our IPO, with permanent capital growing from insignificant levels to close to 20%. We have grown from a two-product asset manager into a diversified platform across a series of strategies and investment verticals including Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions. We now offer an expanding range of product structures in order to meet investor objectives and with permanent capital, drawdown funds and SMAs representing over 70% of our Fee Earning AUM, underscoring the inherent stickiness of our management fee revenues and Fee Related Earnings. Finally, we are also diversified across currencies, and importantly, around 70% of our pro-forma Fee Earnings AUM is denominated in hard currencies – U.S. dollars, British Pounds and Euros. To conclude, in light of our great 1Q24 results, multiple organic growth initiatives, and our accretive acquisition strategy, we are even more confident we will reach both our financial and AUM targets. We are comfortable in getting our Fee Related Earnings to at least $170 million this year, on the way to more than $200 million in 2025, reflecting year-over-year growth of 15% and over 17%, respectively. As we embark on our next chapter of growth, we look forward to sharing more details with you at our next PAX Investor Day expected for later this year.”

6 ▪ Total Assets Under Management (“AUM”) of $32.0 billion as of March 31, 2024, up 17% from $27.3 billion one year ago ▪ Fee-Earning AUM (“FEAUM”) of $23.9 billion as of March 31, 2024, up 20% from $19.9 billion one year ago ▪ Organic inflows to Total AUM of $942 million in 1Q24 and $5.1 billion in the LTM ▪ Total Deployment in drawdown funds of $42 million in 1Q24 and $849 million in the LTM ▪ Realizations in drawdown funds of $130 million in 1Q24 and $2.4 billion in the LTM Patria’s First Quarter 2024 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $35.1 million in 1Q24, up 13% compared to $31.2 million in 1Q23 ▪ Distributable Earnings (“DE”) of $31.3 million in 1Q24, compared to $40.1 million in 1Q23 driven by Performance Related Earnings (“PRE”) of $10 million in 1Q23 ▪ Net Accrued Performance Fees were $514 million as of March 31, 2024, or $3.41 per share, up 18% from $437 million one year ago ▪ Declared quarterly dividend of $0.175 per common share payable on June 10, 2024 See notes and definitions at end of document

Patria's First Quarter 2024 Earnings

- Distributable Earnings ("DE") of $31.3 million in 1Q24

(US$ in millions)	1Q23[1]	1Q24	% Δ
Management Fees	57.5	62.9	9%
(+) Incentive Fees	0.1	(0.1)	
(+) Other Fee Revenues	0.5	1.3	
(–) Taxes on Revenues (1)	(1.0)	(1.2)	
(–) Rebates	(1.1)	(2.5)	
Total Fee Revenues	**56.0**	**60.6**	**8%**
(–) Personnel Expenses	(16.8)	(16.0)	(5%)
(–) General and Administrative Expenses	(7.6)	(8.8)	16%
(–) Placement Fees Amortization (2)	(0.5)	(0.6)	41%
Fee Related Earnings (FRE)	**31.2**	**35.1**	**13%**
FRE Margin (%)	**56%**	**58%**	
Realized Performance Fees (After-Tax)	15.5	-	
(–) Carried interest allocation and bonuses (3)	(5.4)	-	
Performance Related Earnings (PRE)	**10.0**	**-**	
(+) Net financial income/(expense) (4)	(0.1)	(1.0)	
Pre-Tax Distributable Earnings	**41.2**	**34.1**	
(–) Current Income Tax (5)	(1.1)	(2.8)	
Distributable Earnings (DE)	**40.1**	**31.3**	
DE per Share	**0.27**	**0.21**	

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding. For Patria's non-GAAP Income Statement, results for VBI Real Estate and the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 50% and 51% ownership stake on each line item, respectively. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

1. Adjusted by the reclassification of "Rebates" from the expense line "Placement Fees Amortization" to the new line "Rebates" deducting from total fee revenues. Unrealized financial income / expenses were moved to below DE. Please refer to Reconciliations and Disclosures section at the back of the presentation for more details.

7

Fee Related Earnings ("FRE")


(US$ in millions)
Total Fee Revenues
Operating Expenses
Placement Fees
Fee Related Earnings
FRE Margin
$56.0
million
24.4
0.5
31.2
1Q23
56%
+8%
+13%
$60.6
million
24.8
0.6
35.1
1Q24
58%

- Fee Related Earnings of $35.1 million in 1Q24 were up 13% compared to 1Q23
- 1Q24 Fee Revenues were $60.6 million, up 8% compared to 1Q23 driven by FEAUM and management fee growth across the platform particularly in Credit, due to net inflows and funds' appreciation, Private Equity, due to new commitments and deployments in Private Equity Fund VII, and the impact of the partnership with Bancolombia closed in November 2023
- 1Q24 Operating Expenses of $24.8 million were in line with 1Q23

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

8

9 Net Accrued Performance Fees ▪ Net Accrued Performance Fees were $514 million on March 31, 2024, up 18% YoY from $437 million in 1Q23 ▪ Net Accrued Performance Fees decreased by 4% QoQ from $535 million to $514 million, mainly driven by the share price of our publicly listed companies and the depreciation of local currencies against the U.S. dollar, partially offset by positive valuation impact in underlying portfolio ▪ The current Net Accrued Performance Fees equate to $3.41 per share See notes and definitions at end of document. Totals may not add due to rounding. 203 176 105 19 10 Net Accrued Performance Fees (US$ in millions) US$ 514 mn PE VI PE V IS III Others2 1Q24 Composition by Fund IS IV 4Q23 EoP FX US$/BRL 4.84 PE V (2015) 1Q24 EoP FX US$/BRL 5.00 Others21Q23 EoP FX US$/BRL 5.08 PE VI (2019) IS III (2013) IS IV (2018) 437 (30)535 8 1 3 (2) 514

Total Assets Under Management

- Total AUM of $32.0 billion as of March 31, 2024, up 17% from $27.3 billion one year ago
- LTM growth was driven by capital inflows of $5.1 billion, together with a positive valuation impact of $3.0 billion and $1.5 billion of acquisitions, partially offset by outflows of $4.6 billion, which included over $2.6 billion of divestments proceeds and dividends across the platform
- Total AUM is comprised of Fair Value of Investments of $26.9 billion and Uncalled Capital of $5.1 billion as of March 31, 2024



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
GPMS¹
(US$ in billions)
+17%
27.3
32.0
1.6
2.1
2.3
4.7
5.9
10.6
2.2
3.8
2.8
6.0
5.6
11.7
1Q23
1Q24



Fair Value of Investments
2.2
3.7
9.5
US$ 26.9 bn
2.8
5.8
2.9
+
Uncalled Capital
0.2
0.1
US$ 5.1 bn
2.2
2.6

Capital Formation

- $942 million of organic inflows to Total AUM in 1Q24 across a diversified product offering with Credit, GPMS and Real Estate verticals each contributing with over $200 million of inflows
- $5.1 billion of organic inflows in the LTM, including over $1 billion raised in Real Estate, over $900 million in Credit, and over $800 million in Public Equities
- $6.7 billion of total capital formation secured in the LTM including inorganic inflows[2]

(1) Prior category "Advisory & Distribution" was reclassified between GPMS, Real Estate, Public Equities and Credit – more details on slide 14
(2) Partnership with Bancolombia announced on July 5, 2023, and closed on November 1, 2023.
See notes and definitions at end of document. Totals may not add due to rounding

PATRIA
10

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	2Q23	3Q23	4Q23	1Q24	1Q24 LTM
Total	**214**	**479**	**113**	**42**	**849**
Private Equity	194	36	9	-	238
Infrastructure	-	424	98	-	522
Others[2]	20	19	6	42	88

Valuation Impact ($mn) Increase (Decrease)	2Q23	3Q23	4Q23	1Q24	1Q24 LTM
Total	**257**	**321**	**474**	**163**	**1,215**
Private Equity	141	189	648	27	1,004
Infrastructure	101	101	(175)	78	104
Others[2]	16	32	1	59	107

Realizations ($mn)	2Q23	3Q23	4Q23	1Q24	1Q24 LTM
Total	**1,699**	**218**	**336**	**130**	**2,384**
Private Equity	118	48	198	93	457
Infrastructure	1,561	140	90	-	1,791
Others[2]	20	29	49	37	135

- $849 million deployed in LTM, primarily related to new investments of our latest flagship Infrastructure and Private Equity funds
- Positive valuation impact of $1.2 billion in LTM (excluding currency impact) mainly driven by Private Equity, and $163 million in 1Q24 distributed across the platform
- Realizations were $130 million in 1Q24 driven mainly by the proceeds received from the divestment of Delly's from Private Equity Fund V
- For the LTM, realizations of $2.4 billion were mainly driven by the closings of divestment transactions for ODATA and Entrevias (Infrastructure Fund III), block sales of HBSA (Infrastructure Fund II), divestment of Delly's and block sales of SmartFit (Private Equity Fund V)

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

(1) Total Deployment represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle.

(2) Others include Credit and Real Estate drawdown funds.

11

12 6.4 6.5 3.3 3.3 4.7 5.6 2.3 2.7 1.5 3.8 1.6 1.9 43% 20% 18% 7% 9% 3% Fee Earning Assets Under Management (US$ in billions) ▪ Fee Earning AUM (FEAUM) of $23.9 billion in 1Q24 was up 20% from one year ago driven by $5.1 billion of inflows including $1.5 billion from acquisitions, in addition to $1.5 billion of positive valuation impact, partially offset by $2.2 billion of outflows ▪ Management Fees of $62.9 million in 1Q24 were up 9% compared to 1Q23 driven by Fee Earning AUM growth across the platform particularly in Credit, due to net inflows and funds’ appreciation, Private Equity, due to new commitments and deployments in Private Equity Fund VII, and the impact of the partnership with Bancolombia closed in November 2023 1Q24 19.9 1Q23 23.920% US$ 62.9 mn 1Q24 Mgmt. Fee Revenue Breakdown Per StrategyCredit Private Equity Infrastructure Public Equities Real Estate GPMS1 (1) Prior category “Advisory & Distribution” was reclassified between GPMS, Real Estate, Public Equities and Credit – more details on slide 15 See notes and definitions at end of document. Totals may not add due to rounding

Platform Overview by Asset Class

Asset Class	*FEAUM by Structure*			*Fee Basis*	*Duration*	*Currency Exposure Hard / Soft (%)*	*Effective Mgmt. Fee Rate*
Private Equity	**$6.5bn**	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	92% / 8%	1.7%
Infrastructure	**$3.3bn**	91%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	79% / 21%	1.5%
		9%	Infrastructure Core	Net Asset Value	Permanent Capital	0% / 100%	
Credit	**$5.6bn**	95%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited Liquidity	68% / 32%	0.8%
		5%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	**$2.7bn**	100%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited Liquidity	3% / 97%	0.8%
Real Estate	**$3.8bn**	82%	REITs	Net Asset Value	Permanent Capital	0% / 100%	0.7%
		18%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	51% / 49%	
GPMS	**$1.9bn**	80%	Distribution Partnerships	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	0.5%
		20%	Advisory	Net Asset Value	Periodic/Limited Liquidity	0% / 100%	
Total			**$23.9bn**			**58% / 42%**	**1.1%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI and Bancolombia initiative which is effective at Patria's 50% and 51% ownership level, respectively.

13

Total AUM Roll Forward

Twelve Months Ended March 31, 2024 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution[1]	Total
AUM 1Q23	**10,593**	**5,950**	**4,705**	**2,205**	**1,337**	**-**	**2,509**	**27,299**
Reclassifications	-	-	24	104	232	2,149	(2,509)	-
AUM 1Q23	**10,593**	**5,950**	**4,729**	**2,309**	**1,569**	**2,149**	**-**	**27,299**
Acquisitions[2]	184	-	-	-	1,364	-	-	1,547
Inflows[3]	227	1,370	934	836	1,017	745	-	5,129
Outflows[4]	(528)	(2,029)	(415)	(585)	(338)	(739)	-	(4,633)
Valuation Impact	962	398	812	483	193	166	-	3,013
FX	115	57	(89)	(238)	(3)	(161)	-	(320)
Funds Capital Variation[5]	102	(192)	6	-	15	-	-	(70)
AUM 1Q24	**11,654**	**5,554**	**5,978**	**2,804**	**3,817**	**2,160**	**-**	**31,966**

Three Months Ended March 31, 2024 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution[1]	Total
AUM 4Q23	**12,064**	**5,387**	**5,610**	**2,908**	**3,432**	**-**	**2,442**	**31,843**
Reclassifications	-	-	29	85	294	2,034	(2,442)	-
AUM 4Q23	**12,064**	**5,387**	**5,639**	**2,993**	**3,726**	**2,034**	**-**	**31,843**
Acquisitions[2]	-	-	-	-	-	-	-	-
Inflows[3]	4	132	287	82	235	202	-	942
Outflows[4]	(93)	(5)	(104)	(137)	(125)	(85)	-	(549)
Valuation Impact	30	87	232	(25)	74	95	-	491
FX	(280)	(106)	(80)	(108)	(99)	(86)	-	(759)
Funds Capital Variation[5]	(70)	59	4	(0)	6	-	-	(2)
AUM 1Q24	**11,654**	**5,554**	**5,978**	**2,804**	**3,817**	**2,160**	**-**	**31,966**

PATRIA

(1) Prior category "Advisory & Distribution" was reclassified between GPMS, Real Estate, Public Equities and Credit
See notes and definitions at end of document. Totals may not add due to rounding.

14

Total FEAUM Roll Forward

Twelve Months Ended March 31, 2024 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution[1]	Total
FEAUM 1Q23	**6,414**	**3,323**	**4,698**	**2,207**	**1,413**	**-**	**1,837**	**19,894**
Reclassifications	**-**	**-**	**24**	**84**	**134**	**1,594**	**(1,837)**	**-**
FEAUM 1Q23	**6,414**	**3,323**	**4,723**	**2,291**	**1,548**	**1,594**	**-**	**19,894**
Acquisitions[2]	111	-	-	-	1,364	-	-	1,475
Inflows[3]	217	555	604	780	1,011	461	-	3,628
Outflows[4]	(223)	(616)	(346)	(551)	(347)	(135)	-	(2,219)
Valuation Impact	(0)	40	775	467	223	34	-	1,539
FX and Other	(3)	31	(116)	(238)	(7)	(88)	-	(421)
FEAUM 1Q24	**6,516**	**3,334**	**5,639**	**2,749**	**3,791**	**1,866**	**-**	**23,895**

Three Months Ended March 31, 2024 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution[1]	Total
FEAUM 4Q23	**6,658**	**3,272**	**5,381**	**2,910**	**3,476**	**-**	**2,204**	**23,900**
Reclassifications	**-**	**-**	**29**	**85**	**294**	**1,796**	**(2,204)**	**-**
FEAUM 4Q23	**6,658**	**3,272**	**5,409**	**2,995**	**3,771**	**1,796**	**-**	**23,900**
Acquisitions[2]	-	-	-	-	-	-	-	-
Inflows[3]	4	77	173	27	262	104	-	646
Outflows[4]	(126)	(5)	(75)	(137)	(195)	(33)	-	(571)
Valuation Impact	-	18	204	(28)	125	56	-	376
FX and Other	(18)	(28)	(73)	(108)	(172)	(57)	-	(456)
FEAUM 1Q24	**6,516**	**3,334**	**5,639**	**2,749**	**3,791**	**1,866**	**-**	**23,895**

PATRIA

(1) Prior category "Advisory & Distribution" was reclassified between GPMS, Real Estate, Public Equities and Credit
See notes and definitions at end of document. Totals may not add due to rounding.

15

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	616,657	685	1,193,694	1,194,379	1.9x	8%	19%
PE IV (2011)	1,270,853	115%	1,226,983	1,336,248	211,193	1,547,441	1.3x	0%	7%
PE V (2015)	1,807,389	115%	1,551,257	3,034,792	487,899	3,522,690	2.3x	13%	18%
PE VI (2019)	2,689,666	106%	1,755,348	3,287,795	41,958	3,329,754	1.9x	19%	17%
PE VII (2022)	1,179,148	Fundraising	385,601	422,413	-	422,413	1.1x	n/m	n/m
Total Private Equity ex. Co-Inv	**7,802,652**		**5,751,306**	**8,081,933**	**3,266,848**	**11,348,782**	**2.0x**	**12%**	**17%**
Co investments	745,010	100%	745,010	654,005	121,368	775,373	1.0x	n/m	n/m
Total Private Equity	**8,547,662**		**6,496,316**	**8,735,938**	**3,388,216**	**12,124,155**	**1.9x**	**12%**	**16%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	316,585	880,544	1,197,129	1.2x	0%	10%
Infra III (2013)	1,676,237	116%	1,306,477	960,079	2,119,781	3,079,860	2.4x	12%	21%
Infra IV (2018)	1,941,000	110%	981,392	1,340,148	21,904	1,362,052	1.4x	12%	10%
Infra V (2023)	1,044,973	Fundraising	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Total Infrastructure ex. Co-Inv	**5,816,595**		**3,285,548**	**2,616,813**	**3,022,229**	**5,639,041**	**1.7x**	**6%**	**15%**
Co investments	1,181,195	86%	1,017,128	438,633	917,826	1,356,459	1.3x	n/m	n/m
Total Infrastructure	**6,997,790**		**4,302,675**	**3,055,445**	**3,940,055**	**6,995,500**	**1.6x**	**7%**	**17%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,030,449	5,599	1,155,480	1,161,079	1.1x		(0%)
RE III (2013)	1,310,465	86%	1,172,964	394,660	163,569	558,229	0.5x		(17%)
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,105,167	1,877	-	1,877	0.0x		0%
Total Real Estate/Agri	**3,740,879**		**3,537,934**	**402,136**	**1,874,806**	**2,276,942**	**0.6x**		**(16%)**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO.

16

17 Investment Performance - Credit & Public Equities Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks 1yr 3yr 5yr Since Incep. Latam Equities (2008) USD 1,414 (4.3%) 20.4% 4.5% 3.8% 3.6% Benchmark: Latam Equities Index (3.0%) 23.2% 9.8% 4.2% 1.5% 212 bps Chilean Equities (1994) CLP 923 5.6% 21.2% 10.9% 4.6% 13.4% Benchmark: Chilean Equities Index 5.0% 26.1% 11.6% 3.8% 8.3% 510 bps Latam High Yield (2000) USD 3,585 4.2% 16.4% 7.7% 5.6% 11.0% Benchmark: CEMBI Broad Div Latam HY 4.1% 15.1% 4.0% 4.6% 7.3% 371 bps Latam Local Currency Debt (2009) USD 929 2.8% 23.9% 11.6% 5.8% 4.8% Benchmark: GBI Broad Div Latam (0.1%) 17.0% 8.8% 4.6% 3.5% 129 bps Chilean Fixed Income (2012) CLP 581 3.1% 11.0% 10.5% 7.3% 8.9% Benchmark: Chilean Fixed Income Index 1.4% 4.2% 5.5% 5.8% 7.0% 190 bps Compounded Annualized Net Returns Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn) YTD

18 Reconciliations and Disclosures

19 Share Summary 1Q23 2Q231 3Q23 4Q232 1Q243 Class A Common Shares 54,247,500 54,930,241 54,930,241 55,308,508 57,784,383 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 147,192,930 147,875,671 147,875,671 148,253,938 150,729,813 (1) 682,741 shares issued in 2Q23 related to consideration for M&A activity; (2) 378,267 shares issued in 4Q23 related to consideration for M&A activity; (3) in 1Q24, 1,879,977 shares issued related to consideration for M&A activity and 595,898 shares issued related to personnel compensation; (4) in 2Q24, 337,992 shares issued related to consideration for M&A activity and 751,478 shares issued related to personnel compensation and eligible for 1Q24 dividends + Shares Issued in 2Q24 Eligible for 1Q24 Dividend4 1,089,470 = Total Shares Outstanding Eligible for 1Q24 Dividend 151,819,283

20 Patria’s Earnings – 5 Quarter View See notes and definitions at end of document (US$ in millions) 1Q23 2Q23 3Q23 4Q23 1Q24 Management Fees 57.5 61.6 61.7 64.7 62.9 (+) Incentive Fees 0.1 0.0 0.0 3.9 (0.1) (+) Other Fee Revenues 0.5 0.5 1.1 0.7 1.3 (–) Taxes on Revenues (1) (1.0) (1.3) (1.2) (1.4) (1.2) (–) Rebates (1.1) (1.3) (2.3) (1.8) (2.5) Total Fee Revenues 56.0 59.5 59.3 66.1 60.6 (–) Personnel Expenses (16.8) (16.8) (14.0) (12.4) (16.0) (–) General and Administrative Expenses (7.6) (8.3) (8.9) (6.5) (8.8) (–) Placement Fees Amortization (2) (0.5) (0.5) (0.5) (0.5) (0.6) Fee Related Earnings (FRE) 31.2 33.8 36.0 46.7 35.1 FRE Margin (%) 56% 57% 61% 71% 58% Realized Performance Fees (After-Tax) 15.5 16.4 0.3 40.6 - (–) Carried interest allocation and bonuses (3) (5.4) (5.7) (0.1) (14.0) - Performance Related Earnings (PRE) 10.0 10.7 0.2 26.6 - (+) Net financial income/(expense) (4) (0.1) 0.6 0.4 (0.1) (1.0) Pre-Tax Distributable Earnings 41.2 45.1 36.5 73.1 34.1 (–) Current Income Tax (5) (1.1) (2.8) (3.2) (2.6) (2.8) Distributable Earnings (DE) 40.1 42.3 33.3 70.6 31.3 DE per Share 0.27 0.29 0.23 0.48 0.21 Additional Metrics Total Assets Under Management 27,299 28,209 28,411 31,843 31,966 Fee-Earning Assets Under Management 19,894 21,573 21,457 23,900 23,895

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	1Q23	2Q23	3Q23	4Q23	1Q24
Management Fees	57.5	61.6	61.7	64.7	62.9
(+) Incentive Fees	0.1	0.0	0.0	3.9	(0.1)
(+) Other Fee Revenues	0.5	0.5	1.1	0.7	1.3
(–) Taxes on Revenues	(1.0)	(1.3)	(1.2)	(1.4)	(1.2)
(–) Rebates	(1.1)	(1.3)	(2.3)	(1.8)	(2.5)
Total Fee Revenues	**56.0**	**59.5**	**59.3**	**66.1**	**60.6**
(–) Personnel Expenses	(16.8)	(16.8)	(14.0)	(12.4)	(16.0)
(–) General and Administrative Expenses	(7.6)	(8.3)	(8.9)	(6.5)	(8.83)
(–) Placement Fees Amortization	(0.5)	(0.5)	(0.5)	(0.5)	(0.6)
Fee Related Earnings (FRE)	**31.2**	**33.8**	**36.0**	**46.7**	**35.1**
FRE Margin (%)	56%	57%	61%	71%	58%
Realized Performance Fees (After-Tax)	15.5	16.4	0.3	40.6	-
(–) Carried interest allocation and bonuses	(5.4)	(5.7)	(0.1)	(14.0)	-
Performance Related Earnings (PRE)	**10.0**	**10.7**	**0.2**	**26.6**	**-**
(+) Net financial income/(expense)	(0.1)	0.6	0.4	(0.1)	(1.0)
Pre-Tax Distributable Earnings	**41.2**	**45.1**	**36.5**	**73.1**	**34.1**
(–) Current Income Tax	(1.1)	(2.8)	(3.2)	(2.6)	(2.8)
Distributable Earnings (DE)	**40.1**	**42.3**	**33.3**	**70.6**	**31.3**
(-) Deferred Taxes (1)	(1.9)	10.6	4.0	0.7	(0.9)
(-) Amortization of intangible assets from acquisition (2)	(4.7)	(4.7)	(4.8)	(5.0)	(5.1)
(-) Equity-based and long-term compensation (3)	(0.7)	(0.5)	(1.1)	(12.4)	(0.8)
(-) Deferred and contingent consideration (4)	(7.2)	(8.7)	(7.7)	9.3	(5.8)
(-) Other transaction costs (5)	(2.5)	2.1	(3.4)	(8.5)	(3.6)
(-) Derivative financial instrument gains/(losses) (6)	(1.3)	(3.4)	(2.9)	(7.3)	(0.8)
(-) SPAC expenses and transaction costs (7)	(3.5)	(3.3)	(0.2)	(0.2)	(0.2)
(-) Unrealized financial income/expense (8)	(1.0)	1.3	1.2	(0.1)	1.3
Net income for the period (9)	**17.2**	**35.7**	**18.5**	**47.0**	**15.4**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

PATRIA

21

IFRS Balance Sheet

(US$ in millions)	31-Mar-24	31-Dec-23
Assets		
Cash and cash equivalents	17.3	16.1
Client funds on deposit	13.7	17.1
Short term investments (1)	197.6	204.5
Accounts receivable (2)[1]	124.2	123.3
Project advances	15.3	17.6
Other assets (3)	75.9	11.8
Recoverable taxes	2.9	4.0
Derivative financial instruments (6)	-	3.2
Current Assets	446.8	397.5
Accounts receivable (2)	19.7	14.9
Deferred tax assets (4)	15.9	15.5
Project advances	1.9	2.0
Other assets	5.2	3.8
Long term investments (5)	51.7	57.7
Investments in associates	0.9	0.9
Property and equipment	28.8	28.2
Intangible assets (7)	473.5	487.0
Non-current assets	597.6	610.0
Total Assets	1,044.4	1,007.5

(US$ in millions)	31-Mar-24	31-Dec-23
Liabilities and Equity		
Client funds payable	13.7	17.1
Consideration payable on acquisition (8)	29.2	59.1
Personnel and related taxes (9)	11.8	28.8
Taxes payable	4.0	3.9
Carried interest allocation (10)	9.3	9.4
Derivative financial instuments	1.1	0.3
Commitment subject to possible redemption (11)	190.7	187.4
Gross obligation under put option (12)	81.6	81.6
Loans	10.0	-
Other liabilities	43.0	10.1
Current liabilities	394.4	397.5
Gross obligation under put option (12)	11.5	11.3
Consideration payable on acquisition (8)	11.0	42.9
Carried interest allocation (10)[1]	18.5	18.5
Personnel liabilities	0.2	2.9
Loans	73.4	-
Other liabilities	46.9	13.0
Non-current liabilities	**161.5**	**88.6**
Total liabilities	**555.8**	**486.2**
Capital	-	-
Additional paid-in capital	538.1	500.7
Performance Share Plan (13)	3.4	3.0
Retained earnings	8.4	50.8
Cumulative translation adjustment	(44.8)	(12.0)
Equity attributable to the owners of the parent	**505.2**	**542.5**
Non-controlling interests	**(16.6)**	**(21.1)**
Equity	488.5	521.4
Total Liabilities and Equity	1,044.4	1,007.5

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.
(1) $4.1 million reclassification for 2023 figures between "Current Assets - Accounts receivables" and "Non-current liabilities – Carried interest allocation" for comparison purposes

PATRIA 22

23 Patria’s First Quarter 2023 IFRS Results Reclassification Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document. (1) Based on published financial statements which may vary from previous presentations. (US$ in millions) 1Q231 1Q23 Adjusted Δ Revenue from management fees 58.8 57.7 (1.1) Revenue from incentive fees 0.1 0.1 - Revenue from performance fees (1) 15.5 15.5 - Revenue from advisory and other ancillary fees 0.5 0.5 - Taxes on revenue (2) (1.1) (1.1) - Revenue from services 73.8 72.6 (1.1) Personnel expenses (3) (18.4) (18.4) - Deferred Consideration (4) (6.1) (6.1) - Amortization of intangible assets (4.9) (4.9) - Carried interest allocation (5.4) (5.4) - General and Administrative expenses (8.9) (7.8) 1.1 Other income/(expenses) (5) (8.4) (8.4) - Share of equity-accounted earnings (6) (0.6) (0.6) - Net financial income/(expense) (7) (0.3) (0.3) - Income before income tax 20.7 20.7 - Income tax (8) (3.1) (3.1) - Net income for the period 17.6 17.6 - Attributable to: Owners of the Parent 17.2 17.2 - Non-controlling interests (9) 0.3 0.3 -

Reconciliation of IFRS to Non-GAAP Measures – 1Q23 Reclassification

(US$ in millions)	1Q23[1]	1Q23 Adjusted	Δ
Management Fees	57.5	57.5	-
(+) Incentive Fees	0.1	0.1	-
(+) Other Fee Revenues	0.5	0.5	-
(–) Taxes on Revenues	(1.0)	(1.0)	-
(–) [Rebates]	-	(1.1)	(1.1)
Total Fee Revenues	**57.1**	**56.0**	**(1.1)**
(–) Personnel Expenses	(16.8)	(16.8)	-
(–) General and Administrative Expenses	(7.6)	(7.6)	-
(–) Placement Fees Amortization [and Rebates]	(1.6)	(0.5)	1.1
Fee Related Earnings (FRE)	**31.2**	**31.2**	**-**
FRE Margin (%)	55%	56%	1%
Realized Performance Fees (After-Tax)	15.5	15.5	-
(–) Carried interest allocation and bonuses	(5.4)	(5.4)	-
Performance Related Earnings (PRE)	**10.0**	**10.0**	**-**
(+) Net financial income/(expense)	(1.0)	(0.1)	1.0
Pre-Tax Distributable Earnings	**40.2**	**41.2**	**1.0**
(–) Current Income Tax	(1.1)	(1.1)	-
Distributable Earnings (DE)	**39.1**	**40.1**	**1.0**
(-) Deferred Taxes (1)	(1.9)	(1.9)	-
(-) Amortization of intangible assets from acquisition (2)	(4.7)	(4.7)	-
(-) Equity-based and long-term compensation (3)	(0.7)	(0.7)	-
(-) Deferred and contingent consideration (4)	(7.2)	(7.2)	-
(-) Other transaction costs (5)	(2.5)	(2.5)	-
(-) Derivative financial instrument gains/(losses) (6)	(1.3)	(1.3)	-
(-) SPAC expenses and transaction costs (7)	(3.5)	(3.5)	-
(-) Unrealized financial income/expense (8)	-	(1.0)	(1.0)
Net income for the period (9)	**17.2**	**17.2**	**-**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.
(1) Based on published financial statements which may vary from previous presentations.

24

25 Notes Notes to page 4 – Patria’s First Quarter 2024 IFRS Results and Page 23 – Patria’s First Quarter 2023 IFRS Results Reclassification (1) Performance fees determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which it is highly probable that a significant reversal will not occur (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits (4) Deferred consideration is accrued for services rendered during retention period of employees from acquired businesses (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, unwinding of considerations payable and gross obligations under put options on acquired business (6) Includes earnings and amortization on intangible assets from investments in associates (7) Mainly composed by the fair value adjustments from: long-term investments, derivative financial instruments and foreign exchange variance (8) Income tax includes both current and deferred tax expenses for the period (9) Represents the non-controlling interest Notes to pages 7 – Patria’s First Quarter 2024 Earnings and 20 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been deducted from performance related earnings (4) Net financial income/(expense) includes share of equity-accounted earnings and realized gains/(losses) on financial instruments (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations

26 Notes Notes to page 9 – Net Accrued Performance Fees (1) Beginning with 1Q23, we are reporting Net Accrued Performance Fees balances net of related compensation and revenue taxes only. Disclosures in prior periods were also reflected net of related corporate income taxes and for comparative purposes we have now adjusted prior periods to be consistent with current reporting methodology. (2) Others include Private Equity funds III, Infrastructure fund II, Moneda Alturas II and Kamaroopin´s legacy Growth Equity fund Notes to page 14 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer periodic liquidity 4) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners Notes to page 15 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis stepdown in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

27 Notes Notes to Page 21 – Reconciliation of IFRS to Non-GAAP Measures and Page 24 – Reconciliation of IFRS to Non-GAAP Measures – 1Q23 Reclassification (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses") (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands (3) Expenses with equity-based compensation and long-term employee benefits from acquired businesses. Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of earn-out payables. (5) Non-recurring expenses associated with business acquisitions and restructuring (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions (7) SPAC's expenses are excluded from Distributable Earnings (8) Unrealized gains and losses on financial instruments and unrealized exchange variation. (9) Reflects net income attributable to owners of the Parent Notes to Page 22 – IFRS Balance Sheet Results (1) The balance includes trust account of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (2) Current and non-current accounts receivable mainly related to management and performance fees (3) Other assets mainly composed by anticipation paid for business Acquisition, working capital movements related to prepaid expenses and advances. (4) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (5) The long-term investments includes GP commitments into the funds (6) Includes derivative financial instruments from acquisition related activity (7) Primarily composed of goodwill, non-contractual customer relationships and brands from business acquisitions and their amortization (8) The payable amounts relate to purchase consideration payable for business acquisitions, which include amounts contingent to the business performance over a specific period of time (9) Primarily composed of employee profit sharing and short-term employee benefits (10)Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds (11)Liabilities related to SPAC for warrants (ticker PLAOW) and redeemable SPAC Class A ordinary shares (PLAO) (12)Gross obligation related to option arrangements from acquisition-related activity of businesses (13)Reflects the shares issued-due to the share-based incentive plan

28 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. • Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non-recurring expenses. • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital. • Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings. • Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement. • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.